Exhibit 99.1

For immediate release

HAROLD'S STORES, INC. REPORTS ADDITIONAL $5 MILLION PRIVATE EQUITY INVESTMENT, NEW CREDIT FACILITY AND FOURTH QUARTER SALES

Dallas, TX - February 5, 2003 - Harold's Stores, Inc. (AMEX symbol: HLD) (the "Company"), a chain of upscale ladies' and men's specialty stores, announced today the closing of a $5 million additional equity investment from its existing holders of preferred stock, a new credit facility with Wells Fargo Retail Finance, LLC and fourth quarter and fiscal year-to-date sales.

The $5 million private equity investment in the Company was made by Inter-Him N.V., of which Ronald de Waal is a Managing Director, and W. Howard Lester, a director of the Company (collectively, the "Investors"). The Investors purchased an aggregate of 50,000 shares of a new series of preferred stock, designated Series 2003-A Preferred Stock, at a purchase price of $100.00 per share. Proceeds from the sale of the Series 2003-A Preferred Stock will be used for general working capital needs of the Company.

The Series 2003-A Preferred Stock is convertible into common stock at a fixed rate of $1.15 per share, and otherwise provides rights and preferences substantially similar to the Company's existing Series 2002-A Preferred Stock. A detailed summary of the terms of the Series 2003-A Preferred Stock is contained in Exhibit A attached hereto.

Excluding the Series 2003-A Preferred Stock purchased in this transaction, Inter-Him, N.V. owns 44.9% of the Company's outstanding shares of common stock on an as-converted basis (assuming conversion of all of the Company's outstanding preferred stock) and has been a Schedule 13D filing shareholder of the Company since 1994. Mr. de Waal is also Vice Chairman of the board of directors of Saks, Inc., as well as Chairman of We International, B.V., which operates more than 350 fashion specialty stores in Europe. As a result of the sale of the Series 2003-A Preferred Stock, the percentage ownership of common stock on an as-converted basis by Inter-Him and Mr. de Waal will increase to 52.6% (assuming conversion of all of the Company's outstanding preferred stock).

In conjunction with the closing of this investment, the Company entered into a new three year credit facility with Wells Fargo Retail Finance, LLC, providing the Company with maximum available credit of $22 million. The Wells Fargo credit facility replaces the Company's existing credit arrangement with Bank of America, N.A., which was paid off on February 5, 2003 in conjunction with the initial funding of the new credit facility. The new credit facility is secured by substantially all of the assets of the Company and its subsidiaries and is subject to a borrowing base calculation based primarily on inventory and accounts receivable. The facility has two financial covenants, a minimum excess availability covenant of $1.35 million ($1 million in July through September) and a maximum capital expenditure covenant, established at $2 million in 2003. Interest rates under the facility are Prime plus 0.5% or Libor plus 2.50%, with the ability to reduce the rate if the Company achieves certain financial criteria.

In addition to the new credit facility, the Company also secured certain lease concessions for certain of its premises in the form of reduction in the cash rental payments due and certain other items.

The Company also announced today sales results for the fourth quarter and the year-to-date period ended February 1, 2003.

Comparable store sales for the full-price retail stores declined 13.8% for the quarter and 7.4% year-to-date. The Company's total comparable store sales declined 16.0% for the quarter and 9.9% year-to-date.

Net sales for the quarter reached $24.8 million, a 16.4% decrease from total fourth quarter sales of $29.6 million during the same period of the previous year. Net sales for the year-to-date were $89.8 million as compared to $104.6 million for the same period in the prior year, a decrease of 14.2%.

"We are very excited to close on $5 million of additional equity, as well as our new financing agreement with Wells Fargo Retail Finance. This is a significant and positive action on the part of Mr. de Waal and Mr. Lester, our largest preferred stockholders, during these difficult retail times," said Clark Hinkley, Chief Executive Officer.

Founded in 1948 and headquartered in Dallas, Texas, Harold's Stores, Inc. currently operates 50 upscale ladies' and men's specialty stores in 21 states. The Company's Houston locations are known as "Harold Powell."

Harold's Stores, Inc. wishes to take advantage of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 with respect to statements that may be deemed to be forward-looking. This release contains forward-looking statements that are subject to risks and uncertainties, including, but not limited to the impact of competition, pricing pressure, product demand and market acceptance risks, mergers and acquisitions, reliance on key strategic alliances, the ability to attract and retain key employees, the availability of cash for growth, fluctuations in operating results, ability to continue funding operating losses and other risks detailed from time to time in Harold's filings with the Securities and Exchange Commission. These risks could cause the Company's actual results to differ materially from those expressed in any forward-looking statements made by, or on behalf of, Harold's Stores, Inc.

Financial Information Contact:

Jodi L. Taylor, Chief Financial Officer

Harold's Stores, Inc.

405-329-4045

Exhibit A

Until converted, the Series 2003-A Preferred Stock will be entitled to receive quarterly dividends that cumulate annually at a rate of 8% per annum, which would be reduced to 6% per annum if certain profitability targets are met. Dividends payable on July 1, 2003 and October 1, 2003 will be payable in additional shares of Series 2003-A Preferred Stock, and dividends payable on April 1, 2003 and January 1, 2004 will be payable in cash. After January 1, 2004, dividends will be payable in additional shares of Series 2003-A Preferred Stock or cash as the holder may elect. Following the third anniversary of the original issuance date, the Series 2003-A Preferred Stock will be redeemable at the option of the Company at a price equal to the initial purchase price plus cumulated and accrued but unpaid dividends.

The Series 2003-A Preferred Stock ranks on a parity with the Company's existing Amended Series 2001-A Preferred Stock and Series 2002-A Preferred Stock for purposes of dividends and distribution of assets on liquidation. The holders of the Series 2003-A Preferred Stock, voting as a class, will have the right to designate a proportionate number of members of the Board of Directors equal as nearly as possible to the percentage of the Company's outstanding common stock on an as-converted basis represented by the Series 2003-A Preferred Stock, presently two members of the authorized eight member Board. The holders have not indicated that they expect to exercise this right to make any changes in the current board composition at the present time, although the holders could elect to exercise this right in the future. The Series 2003-A Preferred Stock also votes with the common stock on an as-converted basis for the election of the remaining directors and on all other matters on which the common stock votes. In addition to the rights of the holders of Series 2003-A Preferred Stock to designate directors, the holders of the Company's Amended Series 2001-A Preferred Stock and Series 2002-A Preferred Stock also have similar rights to designate directors, and one designee of the Powell family stockholders, who collectively own 44.7% of the outstanding common stock, will continue to serve as one of the eight members of the Board.

For so long as the outstanding shares of Series 2003-A Preferred Stock in the aggregate continue to represent on an as-converted basis at least 10% of the outstanding common stock, the Company has agreed not to take certain actions without the prior approval of the holders of a majority of the Series 2003-A Preferred Stock, including amendment of the Company's Certificate of Incorporation or Bylaws, changes in the size of the Company's authorized Board of Directors, redemption of or payment of dividends with respect to common stock or other securities junior to the Series 2003-A Preferred Stock, amendment or adoption of employee stock option or purchase plans, authorization of certain mergers or sales of substantially all of the Company's assets, entering into transactions with affiliates, and incurring indebtedness or making acquisitions or capital expenditures in excess of certain dollar amounts. The holders of the Series 2003-A Preferred Stock are also entitled to registration rights with respect to the common stock issuable upon conversion of the Series 2003-A Preferred Stock and to preemptive rights in connection with future sales of common stock or other equity securities by the Company.